WEJO GROUP LIMITED

Canon’s Court

22 Victoria Street

Hamilton Bermuda, HM12

January 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Krebs

Re:	Wejo Group Limited
Registration Statement on Form S-1
File No. 333-261746

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wejo Group Limited (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 to become effective on January 11, 2022, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Company hereby authorizes Corey R. Chivers of Weil, Gotshal & Manges LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Corey R. Chivers of Weil, Gotshal & Manges LLP at (212) 310 8893.

Very truly yours,

WEJO GROUP LIMITED

By:	/s/ John Maxwell
Name:	John Maxwell
Title:	Director and Chief Financial Officer

cc:	Richard Barlow, Wejo Group Limited
Jaclyn L. Cohen, Weil, Gotshal & Manges LLP
Arthur Souza Rodrigues, Weil, Gotshal & Manges LLP